(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 0-7092

CUSIP NUMBER 759903-10-7

For Period Ended: 9/30/2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RELIABILITY INCORPORATED
Full Name of Registrant

Former Name if Applicable

P.O. Box 218370, Houston, TX 77218-8370
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See discussion below for discussion of delay in compiling third quarter financial statements. In addition, the Registrant's chief financial officer resigned effective November 14, 2007, further delaying completing the preparation of the Form 10-QSB.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Larry Edwards	281-492-0550
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RELIABILITY INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/15/2007	By	/s/ Larry Edwards
Larry Edwards President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

Reliability Incorporated plans to announce revenue for Q3 of 2007, which ended September 30,2007, of approximately $690,000, which is a revenue decrease from Q2 to Q3 of approximately 45%. The revenue for each month of Q3 was lower than the previous month as the Florida real estate market continued to weaken. Since the Company was having difficulty covering fixed overhead and G&A expense at the Q2 revenue level, a high per cent of the decrease in revenue in Q3 is expected to fall as an operating loss. The continuing decrease in revenue lead to the decision to sell Medallion Electric back to its previous owner. The sale was effective October 1, 2007, and closed on October 26, 2007. The terms of the sale required Reliability to pay Ron Masaracchio, the previous owner of Medallion, $325,000 in cash and return 100% of the Medallion Electric common stock to him. Upon receiving the $325,000, he agreed to cancel $1,886,000 of notes, which included the interest on the notes, release the lien on Reliability's North Carolina real estate, cancel an earnout agreement, which required a minimum payment of $750,000 over three years, and released Reliability from all other liabilities. In addition to the $325,000, Reliability transferred to Mr. Masarcchio all the Medallion stock which held assets that were valued at approximately $1.7 million on Reliability's balance sheet and liabilities which were valued at approximately $500,000. Upon the closing of the sale of a portion of Reliability's North Carolina real estate on October 26, 2007, Mr. Masaracchio received the $325,000, and the sale of Medallion Electric, the release of the liens, and cancellation of all the obligations was consummated. The net proceeds of the sale to Reliability were $291,000. The combination of these two transactions will require Reliability to do an impairment analysis on the $2.2 million Goodwill Asset and the value of the balance of the North Carolina real estate. This analysis plus the delays in closing of the books for September, 2007 at Medallion, and the loss of the CFO has caused a delay in gathering all the data necessary to file our 10-QSB for the quarter ending September 30, 2007.